Exhibit 12
UNITED TECHNOLOGIES CORPORATION
AND SUBSIDIARIES
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,
(Dollars in millions)	2015	2014
Fixed Charges:
Interest expense [1]	$707	$722
Interest capitalized	21	19
One-third of rents [2]	96	108
Total fixed charges	$824	$849
Earnings:
Income from continuing operations before income taxes	$6,281	$6,698
Fixed charges per above	824	849
Less: capitalized interest	(21)	(19)
	803	830
Amortization of interest capitalized	9	9
Total earnings	$7,093	$7,537
Ratio of earnings to fixed charges	8.61	8.88

[1]
Pursuant to the guidance in the Income Taxes Topic of the Financial Accounting Standards Board Accounting Standards Codification, interest related to unrecognized tax benefits recorded was approximately $27 million and $26 million for the nine months ended September 30, 2015 and 2014, respectively. The ratio of earnings to fixed charges would have been 8.90 and 9.16 for the nine months ended September 30, 2015 and 2014, respectively, if such interest were excluded from the calculation.

[2]	Reasonable approximation of the interest factor.